SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

[    ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the transaction period from                  to

COMMISSION FILE NUMBER 333-130283

A.     Full title of the plan: CIBC World Markets Incentive Savings Plan for United States Employees

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Canadian Imperial Bank of Commerce

Commerce Court

Toronto, Ontario

Canada, M5L 1A2

(416) 980-2211

F I N A N C I A L   S T A T E M E N T S   A N D   S U P P L E M E N T A L   S C H E D U L E

CIBC World Markets Incentive Savings Plan for United States Employees

December 31, 2011 and 2010 and Year Ended December 31, 2011

With Report of Independent Registered Public Accounting Firm

CIBC World Markets Incentive Savings Plan for United States Employees

Financial Statements

and Supplemental Schedule

December 31, 2011 and 2010 and Year Ended December 31, 2011

Assets Acquired and Disposed Within the Plan Year, Reportable Transactions, Party in Interest Transactions, Loans or Fixed Income Obligations in Default or Uncollectible, and Leases in Default or Uncollectible for the years ended December 31, 2011 and 2010 have not been presented due to the fact that there were no such transactions which are required to be reported in accordance with the Department of Labor Regulations paragraph 2520.103-10 and 103-11.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator

   of the CIBC World Markets Incentive Savings Plan for United States Employees

We have audited the accompanying statements of net assets available for benefits of the CIBC World Markets Incentive Savings Plan for United States Employees as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

New York, New York

June 27, 2012

CIBC World Markets Incentive Savings Plan for United States Employees

Statements of Net Assets Available for Benefits

	December 31
	2011	2010

Assets
Investments:
Registered investment companies	$139,828,031	$147,727,826
CIBC stock fund	14,074,045	15,979,930
Common/collective trust fund	4,003,761	2,694,513

Total investments	157,905,837	166,402,269

Receivables:
Notes receivable from participants	923,617	1,013,429
Employer and participant contributions	114,734	29,000

Net assets reflecting investments at fair value	158,944,188	167,444,698
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(201,944)	(115,227)

Net assets available for benefits	$158,742,244	$167,329,471

See notes to financial statements.

CIBC World Markets Incentive Savings Plan for United States Employees

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions
Interest and dividend income on investments	$3,523,353
Interest income on notes receivable from participants	45,919

Contributions:
Employer	1,060,327
Participants	3,404,034
Other	24,506

Total additions	8,058,139

Deductions
Net depreciation in fair value of investments	5,325,502
Benefits paid to participants	11,236,139
Other	83,725

Total deductions	16,645,366

Net decrease in net assets available for benefits	8,587,227

Net assets available for benefits:
Beginning of year	167,329,471

End of year	$158,742,244

See notes to financial statements.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements

December 31, 2011

1. Description of the Plan

The following description of the CIBC World Markets Incentive Savings Plan for United States Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for more complete information. Terms used in this description have the same meaning as in the Plan.

General

The Plan is a defined contribution plan covering substantially all United States employees of Canadian Imperial Bank of Commerce (“CIBC”), the Plan’s sponsor. Employees are eligible to participate in the Plan on the later of attainment of age 18 or his/her date of hire. The U.S. Benefits Committee administers the Plan. Vanguard Fiduciary Trust Company (the “Trustee”) serves as the trustee of the Plan, and together with several investment managers, manages the Plan’s investments. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, plan participants may contribute between 2% and 50% of their base salary on a before tax or after tax basis, subject to Internal Revenue Service limitations. CIBC matches up to 50% of a participant’s contribution up to 6% of the participant’s base salary. A discretionary bonus contribution may be determined by CIBC as a fixed percentage of a participant’s base salary for the portion of the year a participant was eligible to participate in the Plan. Management has decided there will not be a discretionary bonus contribution for the year ended December 31, 2011. All contributions are subject to certain limitations of the Internal Revenue Code (the “Code”).

Participants direct their elective contributions into various investment options offered by the Plan and can change their investment options on a daily basis. If a participant is automatically enrolled, their contributions are invested in the applicable lifecycle fund based on the participant’s age until the participant changes their election. CIBC’s contributions are allocated in the same manner as that of the participant’s elective contributions.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the Plan earnings and contributions made by the participant and CIBC, and charged with an allocation of Plan losses and any benefit distributions. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants employed by CIBC prior to January 2, 1998, who were still employed on January 1, 1999, are fully vested in their accounts including all future contributions to the Plan. Each other participant will have a fully vested non-forfeitable interest in the CIBC matching and discretionary bonus contributions after completing three years of service. Amounts forfeited by participants may be used to reduce CIBC matching or bonus contributions.

Forfeitures

Upon termination of employment, participants forfeit their nonvested balances. Forfeited balances of terminated participant’s nonvested accounts are used to reduce future CIBC contributions. At December 31, 2011, participant forfeitures of $289,298 were used to offset CIBC contributions to the Plan.

Participant Loans

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount is $1,000. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as prescribed in the Plan document. If a participant terminates employment with CIBC, they may continue to make loan payments through a pre-authorized check agreement. If the loan is not repaid, it will automatically be treated as a distribution to the participant after 60 days.

Payment of Benefits

After attaining 59-1/2 years of age, a participant may withdraw any portion or all of his/her before tax, CIBC matching or discretionary bonus accounts in that order of priority. Prior to attaining age 59-1/2, an employed participant may withdraw any portion or all of his/her after tax savings account plus earnings or rollover account. Prior to attaining age 59-1/2 employed participants may not withdraw any amount from his/her before tax, CIBC matching or discretionary contribution accounts unless he/she can establish that financial hardship exists as defined in the Plan document, in which case, a participant may request a distribution of his/her before tax account. Upon termination of employment, a participant (or his/her beneficiary) may receive a distribution of the vested account balance. Lump sum payment will be made on any distributions if the account balance is less than or equal to $1,000. If the account balance is greater than $1,000, the participant (or his/her beneficiary) may elect to receive a lump sum distribution or installment payments over a period that does not extend beyond the life expectancy of the participant (or his/her beneficiary).

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or CIBC, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees. Expenses relating to purchases, sales or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by CIBC.

Plan Termination

Although it has not expressed any intent to do so, CIBC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are presented on the accrual basis of accounting.

Reclassifications

Certain prior year amounts in the statement of net assets available for benefits have been reclassified to conform to the current year presentation.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2011. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein at the date of the financial statements. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for discussion of fair value measurements.

The Vanguard Retirement Saving Trust invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the Statement of Net Assets Available for Benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

In accordance with ASC 820, Fair Value Measurements (ASC 820), assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

Level 1 – Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.

Level 2 – Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management’s judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

New Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The requirement to present changes in Level 3 measurements on a gross basis is effective for reporting periods beginning after December 15, 2010. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures, although certain of these new disclosures will not be required for nonpublic entities.

The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

3. Investments

The following is a summary of the information regarding the Plan’s investments:

	December 31
	2011	2010

Investments representing 5% or more of net assets available for benefits
(*) American Funds EuroPacific Growth Fund	$8,966,150	$11,743,243
(*) CIBC stock fund	14,074,045	15,979,930
(*) Dodge & Cox Stock Fund	19,693,400	21,971,526
(*) PIMCO Total Return	14,963,102	14,624,779
(*) T. Rowe Price Blue Chip Growth Fund	9,199,100	9,413,282
(*) Vanguard Institutional Index Fund	29,200,853	29,800,282
(*) Vanguard Prime Money Market Fund	21,067,163	20,770,803
(*) Vanguard Small-Cap Index Fund	10,213,914	11,653,367

Subtotal	127,377,727	135,957,212

Investments representing less than 5% of net assets available for benefits
(*) Artisan Mid Cap Value Fund	959,519	782,060
(*) BlackRock Small Cap Growth Equity	765,629	684,791
(*) Franklin Strategic Series	1,644,617	1,968,950
(*) Invesco Real Estate Institutional (formerly, AIM Real Estate Fund)	479,910	291,066
(*) Inveso Small Cap Value Fund	—	2,611,423
(*) MSIF Global Real Estate Fund	209,019	153,213
(*) T. Rowe Price International Funds	2,520,032	3,501,381
(*) Vanguard High-Yield Corporate Fund	3,924,470	4,106,599
(*) Vanguard Mid-Cap Index Fund	355,481	306,269
(*) Vanguard Retirement Savings Trust (**)	3,801,817	2,579,286
(*) Vanguard Target Retirement 2005 Fund	214,195	192,748
(*) Vanguard Target Retirement 2010 Fund	483,787	661,137
(*) Vanguard Target Retirement 2015 Fund	1,674,010	1,523,688
(*) Vanguard Target Retirement 2020 Fund	3,279,595	2,428,543
(*) Vanguard Target Retirement 2025 Fund	2,693,843	2,311,096
(*) Vanguard Target Retirement 2030 Fund	2,462,469	1,916,412
(*) Vanguard Target Retirement 2035 Fund	1,992,382	1,899,905
(*) Vanguard Target Retirement 2040 Fund	733,675	635,235
(*) Vanguard Target Retirement 2045 Fund	550,601	401,342
(*) Vanguard Target Retirement 2050 Fund	179,530	143,255
(*) Vanguard Target Retirement 2055 Fund	2,775	—
(*) Vanguard Target Retirement Income	236,826	231,351
(*) Vanguard Total Bond Market Index Fund	969,577	962,672
(*) Vanguard Total International Stock Index Fund	192,407	37,408

Subtotal	30,326,166	30,329,830

Total investments	$157,703,893	$166,287,042

(*)    Permitted party-in-interest

(**) The Plan’s investment in the Vanguard Retirement Savings Trust is reported above at contract value. The fair value of the Plan’s investment in the Vanguard Retirement Savings Trust was $4,003,761 and $2,694,513 at December 31, 2011 and 2010, respectively.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

3. Investments (continued)

During the year ended December 31, 2011, gains and losses on investments sold as well as appreciation/depreciation in the value of Plan assets held at year end were broken down as follows:

Registered investment companies	$(4,217,797)
CIBC stock fund	(1,107,705)

Net depreciation in fair value of investments	$(5,325,502)

During the year ended December 31, 2011, interest and dividend income earned on Plan assets were as follows:

Registered investment companies	$2,687,842
CIBC stock fund	753,744
Common/collective trust fund	81,767

Total interest and dividend income on investments	$3,523,353

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets

•	quoted prices for identical or similar assets or liabilities in markets that are not active

•	observable inputs other than quoted prices that are used in the valuation of the asset

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based the lowest level input that is significant to the fair value measure in its entirety.

Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan.

CIBC stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Registered investment companies: Valued at the net asset value (NAV) of shares held by the Plan at year end.

Common/collective trust fund: The underlying trust which contains these investments are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. The Plan determines its pro-rata share of the trust to arrive at the fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 and 2010:

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

CIBC stock	$14,074,045	$-	$-	$14,074,045
Registered investment companies:
US	102,948,791	24,991,632	-	127,940,423
Global	11,887,608	-	-	11,887,608
Common/collective trust fund(a)	-	4,003,761	-	4,003,761

Total assets at fair value	$128,910,444	$28,995,393	$-	$157,905,837

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

CIBC stock	$15,979,930	$-	$-	$15,979,930
Registered investment companies:
US	107,415,179	24,877,402	-	132,292,581
Global	15,435,245	-	-	15,435,245
Common/collective trust fund(a)	-	2,694,513	-	2,694,513

Total assets at fair value	$138,830,354	$27,571,915	$-	$166,402,269

(a)

This category includes a common/collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in traditional and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan determines the timing of transfers between levels as of the beginning of the year. There were no transfers in or out of Level 3 during the year. There were also no significant transfers between Level 1 or 2 during the year.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010 to the Form 5500:

	December 31
	2011	2010

Net assets available for benefits per the financial statements	$158,742,244	$167,329,471
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	201,944	115,227
Less: Deemed distributions of participant loans	(12,450)	—

Net assets available for benefits per Form 5500	$158,931,738	$167,444,698

The following is a reconciliation of the change in net assets available for benefits per the financial statements for the year ended December 31, 2011 to the Form 5500:

Net decrease in net assets available for benefits per the financial statements	$(8,587,227)
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	86,717
Deemed distributions of participant loans	(12,450)

Net decrease in net assets available for benefits per the Form 5500	$(8,512,960)

The accompanying financial statements present fully benefit-responsive investment contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

6. Risks and Uncertainties

The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in value of investment securities will occur in the near term and that such changes would materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

7. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee or its affiliates, therefore, these transactions qualify as permitted party-in-interest transactions. The Plan also invests in the CIBC stock fund which also qualifies as permitted party-in-interest transactions.

Certain officers and employees of the Plan’s sponsor (who may also be participants in the Plan) perform administrative services related to the Plan’s operation, record keeping and financial reporting. The Plan’s sponsor pays these individuals’ salaries and also pays all other administrative expenses on the Plan’s behalf.

The foregoing transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory and administrative exemptions from the Code and ERISA’s rules on prohibited transactions.

8. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 19, 2004, stating that the Plan is qualified under Section 401(a) of the Code. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator will take all steps necessary, if any, to maintain the qualified status of the plan.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

Supplemental Schedule

EIN: #13-1942440

Plan: # 006

CIBC World Markets Incentive Savings Plan for United States Employees

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Shares, or Rate of Interest	Current Value

Registered Investment Companies:
American Funds EuroPacific Growth Fund	255,228 shares	$8,966,150
Artisan Mid Cap Value Fund	48,707 shares	959,519
BlackRock Small Cap Growth Equity	32,635 shares	765,629
Dodge & Cox Stock Fund	193,756 shares	19,693,400
Franklin Strategic Series	48,657 shares	1,644,617
Invesco Real Estate Institutional (formerly, AIM Real Estate Fund)	20,975 shares	479,910
MSIF Global Real Estate Fund	26,901 shares	209,019
PIMCO Total Return	1,376,550 shares	14,963,102
T. Rowe Price Blue Chip Growth Fund	238,010 shares	9,199,100
T. Rowe Price International Funds	88,391 shares	2,520,032
Vanguard High-Yield Corporate Fund	689,713 shares	3,924,470
Vanguard Institutional Index Fund	253,832 shares	29,200,853
Vanguard Mid-Cap Index Fund	18,091 shares	355,481
Vanguard Prime Money Market Fund	21,067,163 shares	21,067,163
Vanguard Small-Cap Index Fund	305,897 shares	10,213,914
Vanguard Target Retirement 2005 Fund	17,879 shares	214,195
Vanguard Target Retirement 2010 Fund	21,569 shares	483,787
Vanguard Target Retirement 2015 Fund	136,098 shares	1,674,010
Vanguard Target Retirement 2020 Fund	151,203 shares	3,279,595
Vanguard Target Retirement 2025 Fund	219,547 shares	2,693,843
Vanguard Target Retirement 2030 Fund	117,709 shares	2,462,469
Vanguard Target Retirement 2035 Fund	159,263 shares	1,992,382
Vanguard Target Retirement 2040 Fund	35,789 shares	733,675
Vanguard Target Retirement 2045 Fund	42,782 shares	550,601
Vanguard Target Retirement 2050 Fund	8,796 shares	179,530
Vanguard Target Retirement 2055 Fund	127 shares	2,775
Vanguard Target Retirement Income	20,540 shares	236,826
Vanguard Total Bond Market Index Fund	88,143 shares	969,577
Vanguard Total International Stock Index Fund	14,733 shares	192,407

Total registered investment companies		139,828,031

CIBC stock fund*	484,477 shares	14,074,045
Vanguard Retirement Savings Trust	3,801,817 shares	4,003,761
Notes receivable from participants*	2.75% – 9.5%	923,617

Total assets		$158,829,454

*Permitted party-in-interest

Note:   Cost information is not required for participant directed investments, and therefore is not included.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the U.S. Benefits Committee of the CIBC World Markets Incentive Savings Plan for United States Employees has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CIBC World Markets Incentive Savings Plan for United States Employees

By:
Daniel R. Brown, a member of the
U.S. Benefits Committee

Dated: June 27, 2012

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-130283) pertaining to the Canadian Imperial Bank of Commerce of our report dated June 27, 2012, with respect to the financial statements and schedule of the CIBC World Markets Incentive Savings Plan for United States Employees included in this Annual Report (Form 11-K) for the year ended December 31, 2011.

New York, New York

June 27, 2012